

September 12, 2013

<u>Via E-mail</u>
Mark Casale
President and Chief Executive Officer
Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

     Re: Essent Group Ltd.
              Amendment No. 1 to Draft Registration Statement on Form S-1
              Filed August 30, 2013
              File No. 377-00260

Dear Mr. Casale:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note on page 32 that you are a non-bank subsidiary of The Goldman Sachs Group. We also note that Goldman, Sachs & Co. is a representative of the underwriters. If required, please revise your registration statement to comply with FINRA Rule 5121.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Income Taxes, page 70</u>

2. We acknowledge your response to prior comment 14. Please reference for us the specific paragraph guidance within ASC 740-270 that supports your assertion that the tax benefit of an operating loss carryforward from prior years shall be included in the effective tax rate computation if the tax benefit is expected to be realized as a result of ordinary

income in the current year. Please tell us how this guidance is consistent with that in ASC 740-270-30-11 that indicates that the effects of changes in judgment about beginning-of-year valuation allowances are excluded from the estimated annual effective tax rate calculation.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Michael Groll, Esquire
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019